May 9, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VitalStream Holdings, Inc. - Filing of Form RW Regarding Wrong Submission Form Type for Form NT 10-K with Wrong Header Tag 10(12)B (Commission File No. 001-10013)

Dear Ladies and Gentlemen:

VitalStream Holdings, Inc., a Nevada Corporation (the "Registrant"), was attempting to file a Form NT 10-K (Form NT 10-K was subsequently filed on March 31 and accepted on April 3), and inadvertently submitted a filing on March 31, which contained the wrong header tag, 10(12)B.

At this time, VitalStream would like to file a Form RW to correct the error. We are attaching this letter to explain the error and to seek a withdrawal of the 10(12)B filing. Thank you for your consideration.

Very truly yours,
VITALSTREAM HOLDINGS, INC.

By:  /s/ Mark Belzowski
Mark Belzowski
Chief Financial Officer

Cc:	Arturo Sida Bryan Allen